Filed Pursuant to Rule 424(b)(3)

Registration No. 333-113037

PROSPECTUS SUPPLEMENT DATED MAY 5, 2004

(To Prospectus Dated April 8, 2004)

MENTOR CORPORATION

$150,000,000

(aggregate principal amount)

2 ¾% Convertible Subordinated Notes due January 1, 2024

and the Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement, together with the Prospectus listed above, is to be used by certain holders of the above-referenced securities or by their transferees, pledgees, donees or their successors in connection with the offer and sale of the above referenced securities.

The table captioned “Selling Securityholders” commencing on page 38 of the Prospectus is hereby amended to reflect the following additions and changes:

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (2)
Highbridge International LLC (32)	$8,000,000	5.3%	372,140	*

* Less than 1%.

(1) Assumes conversion of all of the holder’s notes at a conversion rate of approximately 34.1425 shares per $1,000 principal amount of the notes (representing an initial conversion price of $29.2890 per share of common stock). However, this conversion price will be subject to adjustment as described under “Description of Notes—Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 42,084,190 shares of common stock outstanding as of May 4, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(32) Glenn Dubin and Henry Swieca have voting and investment power over the securities. The selling securityholder is an affiliate of a broker dealer.